UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              GANDER MOUNTAIN, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    364719104
                                 (CUSIP Number)

   777 East Wisconsin Avenue, Suite 3380, Milwaukee, Wisconsin  53202
   (414) 291-9000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 26, 1996
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 364719104


     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Lubar Nominees     39-6191841

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [X]
                                                                    (b)  [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          [_]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Wisconsin

                      7  SOLE VOTING POWER
       NUMBER OF
                              -0-
        SHARES

     BENEFICIALLY     8  SHARED VOTING POWER

                              -0-
       OWNED BY
                      9  SOLE DISPOSITIVE POWER
         EACH
                              -0-
       REPORTING

        PERSON

         WITH        10  SHARED DISPOSITIVE POWER

                              -0-

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               62,935

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [_]


    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.93%

    14    TYPE OF REPORTING PERSON*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 364719104


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Sheldon B. Lubar     ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             62,935*
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             -0-
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             62,935*

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [X]

              Excludes shares owned by other members of group.

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-

    14   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   *    Shared pursuant to powers of attorney.

          CUSIP No. 364719104


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Marianne S. Lubar     ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             62,935*
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             -0-
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             62,935*

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [X]

              Excludes shares owned by other members of group

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-

    14   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   *    Shared pursuant to powers of attorney.

          CUSIP No. 364719104


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kristine L. Thomson     ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             -0-
      REPORTING

        PERSON

         WITH       10  SHARED DISPOSITIVE POWER

                             -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [_]

              -0-

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-

    14   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 364719104


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              David J. Lubar     ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
                     7  SOLE VOTING POWER
      NUMBER OF
                             14,390
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             62,935
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             14,390
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             62,935

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              77,325

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [_]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.37%

    14   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 364719104


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Susan Lubar Solvang     ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
                     7  SOLE VOTING POWER
       NUMBER OF
                           -0-
        SHARES
                     8  SHARED VOTING POWER
      BENEFICIALLY
                           -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
        EACH
                           -0-
      REPORTING
                    10  SHARED DISPOSITIVE POWER

       PERSON              -0-

        WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       [_]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-

    14   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 364719104


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Joan P. Lubar     ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             -0-
      REPORTING

       PERSON       10  SHARED DISPOSITIVE POWER

        WITH                -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [_]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-

    14   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 364719104


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lubar Management, Inc. (no longer in existence)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                    (b)  [_]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Wisconsin

                     7  SOLE VOTING POWER
      NUMBER OF

        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH

      REPORTING     10  SHARED DISPOSITIVE POWER

        PERSON

        WITH


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [_]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14   TYPE OF REPORTING PERSON*


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer

             This statement relates to the shares of common stock, par value $.01 per share, of Gander Mountain, Inc. (the "Issuer"), whose principal business address is P.O. Box 128, Wilmot, Wisconsin 53192.

   Item 2.   Identity and Background

             2(a) The names of the persons filing this statement are: Lubar Nominees, a general partnership of which Sheldon B. Lubar, Marianne S. Lubar and David J. Lubar are general partners, and Sheldon B. Lubar, Marianne S. Lubar, Kristine L. Thomson, David J. Lubar, Susan Lubar Solvang and Joan P. Lubar, individually.

             Lubar Nominees is a nominee solely for bookkeeping and administrative purposes and disclaims any beneficial ownership of the securities registered in its name. (See Item 4 and Exhibit 1.)

             2(b)/(c) The principal address of each reporting person and their respective principal occupations is as follows:

          Name and Address                  Occupation

    Lubar Nominees                      Nominee
    Suite 3380
    Firstar Center
    Milwaukee, Wisconsin  53202

    Sheldon B. Lubar                    Investment Banker
    Suite 3380
    Firstar Center
    Milwaukee, Wisconsin  53202

    Marianne S. Lubar                   Homemaker/Ceramist
    Suite 3380
    Firstar Center
    Milwaukee, Wisconsin  53202

    Kristine L. Thomson                 Homemaker
    Suite 3380
    Firstar Center
    Milwaukee, Wisconsin  53202

    David J. Lubar                      Investment Banker
    Suite 3380
    Firstar Center
    Milwaukee, Wisconsin  53202

    Susan Lubar Solvang                 Homemaker
    Suite 3380
    Firstar Center
    Milwaukee, Wisconsin  53202

    Joan P. Lubar                       Health Professional
    Suite 3380
    Firstar Center
    Milwaukee, Wisconsin  53202

             2(d) None of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors during the last five years).

             2(e) None of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, during the last five years.

             2(f) Each of the reporting persons is a citizen of the United States of America.

   Item 3.   Source and Amount of Funds and Other Consideration

             Not applicable. The reporting persons disposed of shares of the Issuer's Common Stock.

   Item 4.   Purpose of Transaction

             Not applicable. The reporting persons disposed of shares of the Issuer's Common Stock.

             None of the reporting persons has any present plans or proposals which relate to or would result in any of the items described in subparagraphs (a) through (j) of Item 4, Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

             5(a) Reporting persons beneficially own an aggregate of 77,325 shares of stock, constituting approximately 2.37% of the Issuer's issued and outstanding stock. Such shares are registered in the name of Lubar Nominees. Lubar Nominees has the power to vote and to dispose of such shares only upon the written instructions of the beneficial owners (see
   Exhibit 1).

             5(b) Ownership of the Issuer's stock is allocated among investors as follows:

           Name of           Number of Shares           Percentage
       Reporting Person     Beneficially Owned         of Ownership

    Sheldon B. Lubar                 0                       0

    Marianne S. Lubar                0                       0

    Kristine L. Thomson              0                       0

    David J. Lubar                77,325                   2.37%

    Susan L. Solvang                 0                       0

    Joan P. Lubar                    0                       0

             5(c) None of the reporting persons has effected any transactions in the stock in the past 60 days (other than the dispositions giving rise to the filing of this statement).

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             There are no contracts, arrangements, understandings or relationships, legal or otherwise, among Lubar Nominees and the reporting persons other than that the reporting persons have given Sheldon B. Lubar and David J. Lubar the power to manage their investment in the Issuer and vote the stock of the Issuer.

   Item 7.   Material to be Filed as Exhibits

             1.   Articles of Partnership of Lubar Nominees.*

             2.   Rule 13D-1(f)1(iii) Agreement.*

   _______________

   *    Previously filed.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated February 4, 1997.

                                      Sheldon B. Lubar
                                      Marianne S. Lubar
                                      David J. Lubar
                                      Susan L. Solvang
                                      Joan P. Lubar


                                      By  /s/ David J. Lubar
                                          David J. Lubar
                                          Attorney in Fact*


        *    Pursuant to written or oral powers of attorney.